John P. Greeley

JPG Associates, Inc.

846 Glendale Road

Wilbraham, MA  01095

May 8, 2007

United States Securities

 and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Company:

JPG Associates, Inc.

Form:

SB2 Registration Statement – Acceleration Request

File No.:

File No.: 333-139991

Dear Sirs and/or Madam:

This letter serves as our request, in accordance with Rule 461, for acceleration of the effectiveness of the above-referenced Registration Statement (filed pursuant to Form SB-2) to May 11, 2007 at 10:30 a.m., or as soon thereafter as practicable.

In that respect and in furtherance of our Acceleration Request, we herewith acknowledge that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve JPG Associates, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

JPG Associates, Inc. may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

JPG ASSOCIATES, INC.

/s/ John P. Greeley

____________________________________

JOHN P. GREELEY, President